EXHIBIT 99.1

FOR IMMEDIATE RELEASE.
For more information contact:
Thomas Witom, News & Information (630) 887-2345
CNH CEO Assumes Lead at New Holland Agricultural Equipment
BURR RIDGE, Illinois – September 18 – CNH Global N.V. (NYSE: CNH) said Harold Boyanovsky, chief executive officer, will expand his role by taking the lead at the company’s New Holland Agricultural Equipment S.p.A., effective immediately.
This action follows the appointment of Lorenzo Sistino as CEO of Fiat Automobiles S.p.A. Sistino previously served as president of New Holland Agricultural Equipment.

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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,500 dealers in 160 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.
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